April 17, 2018

Dear Fellow Shareholders,

After many successful years as Eurasian Minerals Inc., we changed our name to EMX Royalty Corporation to reflect our focus on growing revenue from royalty interests, equity stakes, and pre-production cash payments. EMX's business model addresses the risks inherent to exploration and mining with a diversified, three pronged approach to realizing cash flows from a combination of royalty generation, royalty acquisition, and strategic investment. This strategy provides multiple opportunities for exploration and production upside, while minimizing dilution to our shareholders.

Our key assets performed well over the last year. Leeville royalty revenue remained steady in 2017, while Newmont continued to explore and add resources along the Rita K corridor, as well as at Four Corners, which are both partially covered by EMX's royalty position. The Timok copper-gold royalty property is on a development fast track, with Nevsun announcing a robust Pre-Feasibility Study for the Cukaru Peki deposit's high-grade Upper Zone, and exceptional drill results from the Lower Zone porphyry. At Malmyzh, operator IGC advanced the Freedom Northwest deposit with delineation drilling, and in an important step forward for the project and EMX's investment, retained Scotiabank to assist with strategic business initiatives to unlock value. These cornerstone Company assets highlight our portfolio's increasing value going into 2018.

We are especially pleased with the Akarca royalty property in Turkey, which exemplifies a royalty generation success. Akarca yielded an upfront payment of US$2 million when we sold it to a privately held Turkish mining company in 2016, and has produced US$1.9 million from three pre-production payments (the cash equivalent of 1,500 ounces of gold) since February 2017, with a balance of 5,500 ounces of gold remaining to be paid on a schedule of 500 ounces every six months. This early cash flow is before commencement of royalty payments from mining and production. Meanwhile, the operating company continues to drill define gold-silver mineralized zones across the district and advance the project. EMX discovered Akarca in 2006, and over the years 40,000 meters of drilling, geochemical and geophysical surveys, engineering and metallurgical work, and environmental studies have been completed, primarily with partner funding. While our partners were building value in the asset, various pre-production payments went directly to EMX's bottom line. That is what royalty generation is all about.

Bullish market conditions have invigorated industry interest in EMX's available royalty generation properties, resulting in accelerated deal flow. To meet the industry demand for quality new projects, our portfolio was significantly bolstered during the recent market downturn by quickly acquiring prospective properties that had become available in geologically prospective regions and mining supportive jurisdictions. EMX's acquisition programs in Scandinavia and the western U.S. were particularly successful.

The team in Scandinavia, led by Dr. Eric Jensen, started out 2017 by completing the sale of four properties to Boreal Metals for royalty and equity interests. During the course of the year, Boreal obtained a TSX Venture listing and added value to EMX's royalty

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

properties through solid exploration programs. Meanwhile, EMX concentrated on aggressively rebuilding the generative portfolio. Our new properties immediately attracted industry attention, particularly for the cobalt projects, with three recent deals executed resulting in EMX royalty interests and equity positions.

EMX's programs in the western U.S. are headed up by Dr. David Johnson. Exploration in Arizona's copper porphyry districts and Nevada's gold belts is highly competitive, and requires innovative geologic insights to generate targets previously overlooked during decades of exploration. The industry recognizes that Dave's Bronco Creek Exploration team is up to the challenge. This recognition led to three new deals for copper porphyry projects with Anglo American, Antofagasta, and Kennecott Exploration (EMX's 4th active project with Kennecott) for cash payments, work commitments, and retained royalty interests to EMX's benefit. Partners of this caliber provide the technical expertise, foresight, and wherewithal to drill test concealed targets in complex terranes. As properties were partnered, the Bronco Creek team filled the royalty generation pipeline with quality projects in productive mining districts.

Our success over the last year builds on the embedded optionality of EMX's portfolio. Portfolio optionality is the key to maximizing upside from exploration discovery and development success, while minimizing expenditures and cost exposure. I am confident that we will continue on a positive track during 2018, and look forward to new successes that will reward EMX's shareholders.

Thank You for Your Continued Support,

David M. Cole
President and Chief Executive Officer

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com